

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Dane E. Whitehead
Chief Financial Officer
Marathon Oil Corporation
990 Town and Country Boulevard
Houston, Texas 77024-2217

      **Re:  Marathon Oil Corporation**
           **Form 10-K for Fiscal Year Ended December 31, 2021**
           **Filed February 17, 2022**
           **Form 8-K filed May 4, 2022**
           **File No. 001-05153**

Dear Mr. Whitehead:

      We have reviewed your May 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

Form 8-K filed May 4, 2022

Exhibit 99.1

1.     We note your response to prior comment 1 and the discussion in your press release for the first quarter ending March 31, 2022. Throughout the bullet point section, non-GAAP measures, such as adjusted free cash flow, are used to highlight your current and expected results and accomplishments. Please revise this presentation to include similar discussion and analysis of the comparable GAAP measures with equal or greater prominence. Refer to the last bullet of Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

   You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.


         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation